Filed by E*TRADE Financial Corporation
(Commission File No.: 001-11921)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation
(Commission File No.: 001-11921)

E*TRADE Media Relations
646-521-4418
mediainq@etrade.com

E*TRADE Investor Relations
646-521-4406
ir@etrade.com

E*TRADE FINANCIAL CORPORATION ANNOUNCES STOCKHOLDER
APPROVAL OF MERGER WITH MORGAN STANLEY

ARLINGTON, VA, July 17, 2020 – E*TRADE Financial Corporation (NASDAQ: ETFC) announced that its stockholders have voted to adopt the merger agreement with Morgan Stanley, a leading global financial services firm. In its special meeting of stockholders, which was held earlier today, more than 99% of votes were cast in favor of the proposal, based on the preliminary count of proxies returned prior to its special meeting of stockholders. The final voting results will be publicly filed with the Securities and Exchange Commission on a Form 8-K within four business days.

Completion of the acquisition is subject to additional customary closing conditions, including receipt of the remaining required regulatory approvals. The Company expects the acquisition to close in the fourth quarter of 2020.

About E*TRADE Financial Corporation
E*TRADE Financial Corporation and its subsidiaries provide financial services including brokerage and related products and services to traders, investors, stock plan administrators and participants, and registered investment advisers (RIAs). Securities products and services are offered by E*TRADE Securities LLC (Member FINRA/SIPC). Commodity futures and options on futures products and services are offered by E*TRADE Futures LLC (Member NFA). Managed Account Solutions are offered through E*TRADE Capital Management, LLC, a Registered Investment Adviser. Bank products and services are offered by E*TRADE Bank, and RIA custody solutions are offered by E*TRADE Savings Bank, both of which are federal savings banks (Members FDIC). Employee stock and student loan benefit plan solutions are offered by E*TRADE Financial Corporate Services, Inc. E*TRADE Securities LLC, E*TRADE Futures LLC, E*TRADE Capital Management, LLC, E*TRADE Bank, E*TRADE Savings Bank, and E*TRADE Financial Corporate Services, Inc. are separate but affiliated companies. For further information about E*TRADE, please visit www.etrade.com.

About Morgan Stanley

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in more than 41 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For further information about Morgan Stanley, please visit www.morganstanley.com.

Important Additional Information

In connection with the proposed transaction between Morgan Stanley (“Morgan Stanley”) and E*TRADE Financial Corporation (the “Company”), Morgan Stanley and the Company have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that includes a proxy statement of the Company that also constitutes a prospectus of Morgan Stanley. The registration statement on Form S-4, as amended, was declared effective by the SEC on June 12, 2020 and the Company mailed the definitive proxy statement/prospectus to its stockholders on or about June 12, 2020. INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus, as well as other filings containing information about Morgan Stanley or the Company, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or the Company at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Attention: Investor Relations	Attention: Investor Relations
1-212-762-8131	1-646-521-4406
investorrelations@MorganStanley.com	IR@etrade.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and the Company to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, the Company or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and the Company’s business, including current plans and operations, (v) the ability of Morgan Stanley or the Company to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or the Company’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or the Company’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks described in the proxy statement/prospectus on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, are more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or the Company’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor the Company assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices
E*TRADE, E*TRADE Financial, E*TRADE Bank, E*TRADE Savings Bank, and the E*TRADE logo are trademarks or registered trademarks of E*TRADE Financial Corporation. ETFC-G

© 2020 E*TRADE Financial Corporation. All rights reserved.